

February 14, 2007

Via Facsimile at (212) 403-2000 and U.S. Mail

Edward D. Herlihy, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Re: MacDermid, Incorporated (the "Company")
Schedule 13E-3
File No. 005-15786
Schedule PREM14A
File No. 001-13889
Filed January 12, 2007 by MacDermid et al.

Dear Mr. Herlihy:

        We have the following comments on the above referenced filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

1.   It appears that Mr. Silvestri should be named as a filing person on the Schedule 13E-3 because of his position as a director of the Company, managing partner of Court Square Capital Partners, and leadership posts with other filing persons. Please add him as a filing person and note that each filing person must satisfy the disclosure, dissemination, and timing requirements of Rule 13e-3.

2.   Each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including Mr. Silvestri. This includes, but is not limited to, their fairness determination required by Item 1014(a) of Regulation M-A, their purposes for, alternatives considered to, reasons for engaging in the going private transaction and interests in securities of the subject company, including securities transactions during the past 60 days. See Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Schedule 14A

3.   There appear to be a number of gaps and placeholders in your filing. When you file your amendment, please complete the document to include the required information.

4.   Advise us, with a view toward revised disclosure, who has been identified as the participants are in this proxy solicitation. To the extent participants have been identified, advise us, with a view toward revised disclosure, why these persons have not been identified on the cover page of Schedule 14A as persons other than the issuer filing the proxy statement.

Summary Term Sheet, page 1

5.   Item 1001 of Regulation M-A requires the summary term sheet to describe the most material terms of the transaction. Revise the italicized paragraph to reference the material terms of the transaction, rather than "selected information…that may be important to you…" and make any necessary revisions to the summary section so that it includes all of the material terms of the transaction.

Special Factors, page 11
Background of the Merger, page 11

6.   Expand your disclosure concerning the company's regular strategic reviews to include further information concerning the various alternatives and strategies the MacDermid Board considered. Provide disclosure about any active steps the board took to further those strategies, and the reasons why they were abandoned in favor of pursuing potential strategic acquisition opportunities. If the examination of these alternatives did not go beyond initial discussions by the board, clearly state that in the disclosure. See Item 1013(b) of Regulation M-A, and consider Instruction 1 to Item 1013 in drafting your response.

7.   Provide further information concerning the due diligence process that the investor group engaged in during the fall of 2006. Explain what documents were furnished to the investor group and what impact, if any, the due diligence review had on the merger consideration.

8.   Provide further detail concerning the 14 potential acquirors. Explain the process the company undertook with each potential acquirer, the point at which the process ended, and the reasons that each potential acquirer, including Company A, withdrew.

[Intentionally Left Blank]

The Special Committee, page 15

9.   State whether the Special Committee undertook to locate a third party that would be interested in purchasing the Printing Solutions business, in order to achieve the higher $37.50 price for shareholders. If the committee determined not to pursue this approach, state the reasons that it did not.

10.   Confirm that you have filed all of the additional information and financial analyses Merrill Lynch provided the Special Committee at its December 12, 2006 meeting.

11.   In the tenth bullet point on page 16, clarify what other alternatives you are referring to, and why the merger was deemed to be superior.

The Board of Directors, page 17

12.   At present, it appears that the Board of Directors has simply considered the factors evaluated by the Special Committee to support the Board's fairness determination. The Special Committee is not a filing person. Item 1014(b) of Regulation M-A requires a discussion of the material factors upon which a belief as to fairness is based as to each filing person. The discussion of factors considered in determining the fairness of the proposed transaction should address the factors set forth in general Instruction (2) to Item 1014 of Regulation M-A. While we recognize that not all of the factors may have been material to the fairness determination, we believe that at least certain minimal elements should be included in this discussion. Each filing person in this filing must expand the fairness discussion in support of their fairness determination with regard to the impending purchase to specifically address the Item 1014(b) factors to the extent not already addressed. *See* Question and Answer 20, Exchange Act Release No. 17719 (April 13, 1981). If conclusions were reached that none of the omitted factors were material, please disclose the bases for such conclusions. For example, going concern value must be specifically addressed (and defined if necessary) in addition to current and historical stock prices. Adoption of the analysis of another party is also permitted. *See* Questions and Answers Nos. 20 & 21 in Exchange Act Release No. 17719 (April 13, 1981).

13.   All filing persons, including the Board of Directors on behalf of the issuer, must explicitly address the procedural fairness of the transaction to unaffiliated security holders. Please revise. *See* Questions and Answers 5, 19 and 20 in Release No. 34-17719 (April 13, 1981).

Opinion of Financial Advisor, page 18

14.   Summarize the financial forecasts relating to the business that you discuss in the second bullet point on page 19.

15.   We note your disclosure that Merrill Lynch's opinion is necessarily based on market economic and other conditions at the opinion date. Revise the disclosure to clarify the conditions to which you are referring.

16.   Revise your description of comparable public companies to describe how the companies were chosen, and why they were deemed comparable.

Certain Effects of the Merger, page 28

17.   Confirm your understanding that you have an obligation to update the information referred to on page 29 when the terms of the option plans have been updated. See Rule 13e-3(f)(1)(iii). Further, to the extent that additional management participants are added to the Investor Group, confirm your understanding that such persons may be filing persons for purposes of Rule 13e-3.

Forward Looking Statements, page 45

18.   We note your disclaimer of any obligation to update the material in the proxy statement. In light of your obligations under Rule 13e-3(f)(1)(i), please revise this language to remove the implication no legal obligation exists to update the disclosure.

Other Important Information Regarding MacDermid, page 70

19.   Revise your summary of financial information to include the book value per share data. See Item 1010(c)(5).

Proxy

20.   Please furnish a copy of the form of proxy for our review with your amendment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- that filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- that filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. RC: Changed every reference to "filing" to reflect "filings" because we are reviewing multiple submissions.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments. If you have any questions please contact me at (202) 551-3267 or by facsimile at (202) 772-9203.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers and
Acquisitions